Exhibit 99.120

NR: 21-02 | January 19, 2021

Skeena Intersects Thick Intercept Grading 9.12 g/t AuEq over 49.60 metres within the 21C Zone Development Buffer at Eskay Creek

Vancouver, BC (January 19, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to report additional diamond drill core results from the Phase 1 and Phase 2 combined campaigns of definition and exploration drilling at the Eskay Creek Project (“Eskay Creek” or the “Project”) located in the Golden Triangle of British Columbia. The Phase 2 infill program, focused upon resource category conversions for the Pre-Feasibility Study (“PFS”) on open-pit constrained resources, is now complete. Six drill rigs are now active at the Project performing near-mine exploration. Reference images are presented at the end of this release as well as on the Company’s website.

Eskay Creek Infill Drilling Highlights 21B and 21C Zones

•	3.18 g/t Au, 27 g/t Ag (3.54 g/t AuEq) over 40.50 m (SK-20-492)

•	4.67 g/t Au, 35 g/t Ag (5.14 g/t AuEq) over 21.50 m (SK-20-493)

•	4.73 g/t Au, 67 g/t Ag (5.63 g/t AuEq) over 22.80 m (SK-20-563)

•	5.69 g/t Au, 151 g/t Ag (7.70 g/t AuEq) over 22.11 m (SK-20-584)

•	7.17 g/t Au, 146 g/t Ag (9.12 g/t AuEq) over 49.60 m (SK-20-579)

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

Thick High-Grade Intersection within 21C Zone Development Buffer

The completed Phase 2 infill program was designed to convert Inferred resources to Indicated and Measured categories; results are encouraging and continue to demonstrate the high tenor of the proposed Eskay Creek open-pit mine. Most notably, the intersection of 7.17 g/t Au, 146 g/t Ag (9.12 g/t AuEq) over 49.60 m in the 21C Zone (SK-20-579) is within the 25 m “development buffer” around historic workings that Skeena was previously restricted from drilling. Mineralization here is hosted largely in footwall rhyolite flows and breccias with a short interval of lessor grade contained within the hanging wall Contact Mudstone. The drill hole pierced historical backfilled workings (at 158.00-159.50 m) which was incorporated as zero grade dilution within the reporting of the length-weighted composite, above.

Approximately 200 m to the east in the 21B Zone, unexpected remnant mineralization, left by the previous operator, was intersected in the Contact Mudstone in the immediate hanging wall to a backfilled stope as demonstrated by 13.32 g/t AuEq over 2.61 m (SK-20-563). In the footwall to the same stope, additional high-grade was expected in the rhyolite and was confirmed by a thick intersection grading 5.63 g/t AuEq over 22.80 m. This corroborates the existing rhyolite-hosted inferred resources.

Overall, the incoming results from the Phase 2 infill drilling program continue to validate the predicted and modelled Inferred mineralization which was informed by widely spaced historical drill holes in the Skeena 2019 Mineral Resource Estimate (MRE).

About Skeena

Skeena Resources Limited is a mining exploration company focused on developing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Prefeasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Raegan Markel, P.Geo. and Adrian Newton, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Eskay Creek Project 2020 Length-Weighted Drill Hole Gold and Silver Composites:

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone	Phase
SK-20-492	142.00	182.50	40.50	3.18	27	3.54	21B	PHASE 2
Including	143.24	144.00	0.76	8.89	214	11.74	21B	PHASE 2
and	144.00	145.00	1.00	11.10	229	14.15	21B	PHASE 2
and	160.50	162.00	1.50	11.45	10	11.58	21B	PHASE 2
SK-20-493	146.00	167.50	21.50	4.67	35	5.14	21B	PHASE 2
Including	149.15	150.10	0.95	12.10	224	15.09	21B	PHASE 2
and	152.00	152.60	0.60	11.35	90	12.55	21B	PHASE 2
and	152.60	153.29	0.69	10.05	76	11.06	21B	PHASE 2
and	153.29	154.17	0.88	21.50	110	22.97	21B	PHASE 2
and	154.17	155.00	0.83	13.95	42	14.51	21B	PHASE 2
SK-20-493	174.00	179.89	5.89	1.21	8	1.31	21B	PHASE 2
SK-20-495	146.00	147.00	1.00	2.35	45	2.95	21B	PHASE 2
SK-20-495	152.50	165.00	12.50	2.79	6	2.87	21B	PHASE 2
Including	157.00	158.50	1.50	12.05	<5	12.05	21B	PHASE 2
SK-20-495	174.00	182.00	8.00	1.14	6	1.22	21B	PHASE 2
SK-20-496	159.75	162.50	2.75	2.00	7	2.09	21B	PHASE 2
SK-20-496	169.50	177.50	8.00	2.81	6	2.89	21B	PHASE 2
SK-20-508	142.25	144.14	1.89	3.31	162	5.47	21C	PHASE 1
SK-20-508	149.02	150.07	1.05	0.74	5	0.81	21C	PHASE 1
SK-20-508	153.57	156.50	2.93	0.87	7	0.95	21C	PHASE 1
SK-20-509	138.51	141.94	3.43	1.20	273	4.85	21C	PHASE 2
Including	140.14	140.94	0.80	1.87	651	10.55	21C	PHASE 2
SK-20-509	146.00	156.50	10.50	0.94	5	1.01	21C	PHASE 2
SK-20-509	162.65	165.00	2.35	1.44	5	1.51	21C	PHASE 2
SK-20-509	185.00	189.44	4.44	0.73	5	0.80	21C	PHASE 2

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone	Phase
SK-20-509	194.00	200.00	6.00	5.90	44	6.48	21C	PHASE 2
Including	196.50	197.34	0.84	19.35	108	20.79	21C	PHASE 2
and	197.34	198.50	1.16	13.05	131	14.80	21C	PHASE 2
SK-20-510	95.78	97.00	1.22	0.59	9	0.71	21C	PHASE 2
SK-20-510	136.00	160.50	24.50	1.39	95	2.66	21C	PHASE 2
Including	140.00	140.64	0.64	4.25	2130	32.65	21C	PHASE 2
and	140.64	141.27	0.63	3.73	553	11.10	21C	PHASE 2
SK-20-511	139.31	144.50	5.19	1.54	13	1.71	21C	PHASE 1
SK-20-511	149.33	152.00	2.67	0.89	8	0.99	21C	PHASE 1
SK-20-511	155.05	159.50	4.45	0.74	5	0.81	21C	PHASE 1
SK-20-511	164.00	168.50	4.50	1.37	5	1.43	21C	PHASE 1
SK-20-511	173.00	181.00	8.00	1.71	5	1.78	21C	PHASE 1
SK-20-512	129.50	131.00	1.50	0.81	5	0.88	21C	PHASE 2
SK-20-512	139.50	141.00	1.50	0.26	75	1.26	21C	PHASE 2
SK-20-512	147.00	148.50	1.50	0.57	10	0.70	21C	PHASE 2
SK-20-512	162.50	179.00	16.50	1.73	5	1.80	21C	PHASE 2
SK-20-513	135.20	142.30	7.10	2.51	92	3.74	21C	PHASE 1
SK-20-513	150.60	161.00	10.40	2.64	5	2.70	21C	PHASE 1
SK-20-513	165.50	182.50	17.00	2.52	5	2.58	21C	PHASE 1
SK-20-514	143.00	147.00	4.00	0.73	6	0.81	21C	PHASE 2
SK-20-514	152.00	153.02	1.02	0.69	6	0.77	21C	PHASE 2
SK-20-514	157.00	160.00	3.00	1.03	5	1.10	21C	PHASE 2
SK-20-514	168.50	174.50	6.00	0.97	5	1.03	21C	PHASE 2
SK-20-514	179.00	180.50	1.50	1.81	5	1.88	21C	PHASE 2
SK-20-514	187.00	188.50	1.50	0.72	5	0.79	21C	PHASE 2
SK-20-515	139.14	143.85	4.71	9.35	13	9.53	21C	PHASE 1
Including	139.14	140.00	0.86	41.30	15	41.50	21C	PHASE 1
SK-20-515	154.50	162.00	7.50	0.92	5	0.98	21C	PHASE 1
SK-20-515	167.91	183.50	15.59	2.97	5	3.03	21C	PHASE 1
SK-20-515	192.50	196.75	4.25	0.64	5	0.71	21C	PHASE 1
SK-20-516	149.07	164.00	14.93	1.78	6	1.85	21C	PHASE 2
SK-20-516	170.00	191.50	21.50	1.52	5	1.59	21C	PHASE 2
SK-20-517	139.75	144.97	5.22	4.23	56	4.98	21C	PHASE 1
Including	139.75	140.33	0.58	16.80	133	18.57	21C	PHASE 1
SK-20-517	151.65	154.00	2.35	1.23	5	1.29	21C	PHASE 1
SK-20-517	163.80	181.00	17.20	2.01	6	2.10	21C	PHASE 1
SK-20-518	139.12	145.55	6.43	5.63	80	6.69	21C	PHASE 2
Including	141.00	142.00	1.00	11.40	202	14.09	21C	PHASE 2
and	142.00	143.00	1.00	12.20	103	13.57	21C	PHASE 2
SK-20-518	151.32	153.75	2.43	0.90	7	1.00	21C	PHASE 2
SK-20-518	168.00	175.00	7.00	3.24	5	3.31	21C	PHASE 2
SK-20-518	182.00	183.00	1.00	0.96	5	1.03	21C	PHASE 2
SK-20-518	188.00	189.00	1.00	2.11	5	2.18	21C	PHASE 2
SK-20-519	140.49	146.25	5.76	1.55	24	1.87	21C	PHASE 2
SK-20-519	154.50	162.00	7.50	1.39	5	1.46	21C	PHASE 2
SK-20-519	168.35	181.00	12.65	2.07	5	2.14	21C	PHASE 2
SK-20-519	185.50	191.50	6.00	0.89	5	0.96	21C	PHASE 2
SK-20-520	127.50	134.16	6.66	4.01	55	4.74	21C	PHASE 2
Including	131.00	132.05	1.05	12.95	170	15.22	21C	PHASE 2
SK-20-520	142.80	148.52	5.72	2.27	291	6.16	21C	PHASE 2
Including	143.98	144.87	0.89	8.10	1785	31.90	21C	PHASE 2
SK-20-521	119.26	123.40	4.14	3.70	89	4.88	21C	PHASE 2
Including	119.26	120.00	0.74	12.05	142	13.94	21C	PHASE 2
SK-20-521	131.78	144.40	12.62	0.78	42	1.34	21C	PHASE 2

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone	Phase
SK-20-522	145.22	148.42	3.20	3.67	393	8.91	21C	PHASE 2
Including	146.49	147.00	0.51	11.90	2060	39.37	21C	PHASE 2
SK-20-522	152.50	158.00	5.50	4.80	8	4.90	21C	PHASE 2
Including	156.00	157.00	1.00	15.50	<5	15.50	21C	PHASE 2
SK-20-523	138.51	145.75	7.24	1.65	374	6.64	21C	PHASE 2
Including	138.51	139.25	0.74	3.87	1140	19.07	21C	PHASE 2
and	139.25	140.10	0.85	4.44	457	10.53	21C	PHASE 2
and	140.89	141.70	0.81	1.86	648	10.50	21C	PHASE 2
SK-20-524	111.03	122.19	11.16	2.62	31	3.03	21C	PHASE 2
Including	114.00	115.50	1.50	13.10	21	13.38	21C	PHASE 2
SK-20-524	129.20	142.92	13.72	1.12	95	2.38	21C	PHASE 2
SK-20-524	153.09	157.00	3.91	3.96	10	4.09	21C	PHASE 2
Including	154.09	155.12	1.03	9.99	6	10.07	21C	PHASE 2
SK-20-525	130.25	140.00	9.75	1.08	212	3.91	21C	PHASE 2
Including	134.00	135.00	1.00	1.51	1905	26.91	21C	PHASE 2
SK-20-525	143.60	159.30	15.70	3.80	6	3.87	21C	PHASE 2
Including	145.00	146.50	1.50	14.75	5	14.82	21C	PHASE 2
and	146.50	147.20	0.70	11.70	15	11.90	21C	PHASE 2
SK-20-526	143.25	149.00	5.75	1.41	156	3.49	21C	PHASE 1
SK-20-527	127.38	142.25	14.87	1.25	35	1.71	21C	PHASE 2
SK-20-527	146.72	160.00	13.28	4.77	8	4.88	21C	PHASE 2
Including	149.00	150.05	1.05	10.55	10	10.68	21C	PHASE 2
and	150.05	151.35	1.30	12.10	8	12.21	21C	PHASE 2
and	159.00	160.00	1.00	16.20	19	16.45	21C	PHASE 2
SK-20-528	137.50	143.00	5.50	0.35	36	0.83	21C	PHASE 2
SK-20-528	147.00	148.00	1.00	1.40	5	1.47	21C	PHASE 2
SK-20-529	139.00	143.63	4.63	1.22	14	1.40	21C	PHASE 1
SK-20-529	150.90	169.00	18.10	1.65	5	1.72	21C	PHASE 1
SK-20-529	173.50	176.50	3.00	1.21	5	1.28	21C	PHASE 1
SK-20-530	133.00	134.40	1.40	0.79	5	0.86	21C	PHASE 2
SK-20-530	142.00	146.50	4.50	0.76	8	0.86	21C	PHASE 2
SK-20-530	151.75	169.50	17.75	0.91	5	0.98	21C	PHASE 2
SK-20-530	175.50	178.50	3.00	0.96	7	1.05	21C	PHASE 2
SK-20-531	136.16	140.24	4.08	0.70	37	1.19	21C	PHASE 1
SK-20-531	154.43	156.29	1.86	0.85	5	0.91	21C	PHASE 1
SK-20-531	163.50	175.50	12.00	1.52	5	1.58	21C	PHASE 1
SK-20-532	137.80	142.50	4.70	1.33	5	1.40	21C	PHASE 1
SK-20-533	135.22	142.90	7.68	0.62	12	0.78	21C	PHASE 2
SK-20-533	153.50	180.00	26.50	1.02	5	1.09	21C	PHASE 2
SK-20-534	133.22	135.50	2.28	0.59	59	1.37	21C	PHASE 1
SK-20-534	150.50	177.50	27.00	1.03	5	1.10	21C	PHASE 1
SK-20-535	133.30	134.50	1.20	0.27	77	1.30	21C	PHASE 2
SK-20-535	139.07	141.15	2.08	0.50	11	0.65	21C	PHASE 2
SK-20-535	152.00	165.50	13.50	0.92	5	0.99	21C	PHASE 2
SK-20-535	169.50	175.00	5.50	1.34	5	1.41	21C	PHASE 2
SK-20-536	133.00	138.82	5.82	1.63	58	2.39	21C	PHASE 2
SK-20-536	148.00	170.50	22.50	1.45	5	1.52	21C	PHASE 2
SK-20-536	175.00	178.00	3.00	0.84	5	0.90	21C	PHASE 2
SK-20-537	132.20	138.00	5.80	0.48	121	2.10	21C	PHASE 2
SK-20-537	146.00	173.00	27.00	1.64	6	1.71	21C	PHASE 2
SK-20-539	125.57	137.00	11.43	0.64	7	0.73	21C	PHASE 1
SK-20-539	150.50	155.00	4.50	2.15	5	2.22	21C	PHASE 1
SK-20-540	122.00	129.00	7.00	0.66	5	0.73	21C	PHASE 2
SK-20-540	134.00	135.50	1.50	0.78	5	0.85	21C	PHASE 2

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone	Phase
SK-20-540	147.50	170.00	22.50	1.49	5	1.56	21C	PHASE 2
SK-20-541	223.50	234.00	10.50	2.29	39	2.81	21C	PHASE 2
Including	224.61	225.41	0.80	14.40	42	14.96	21C	PHASE 2
SK-20-542	170.47	176.00	5.53	0.33	119	1.91	21C	PHASE 2
SK-20-543	158.00	161.52	3.52	0.60	137	2.42	21C	PHASE 2
SK-20-543	171.73	176.20	4.47	0.38	29	0.77	21C	PHASE 2
SK-20-543	183.72	187.50	3.78	1.05	5	1.11	21C	PHASE 2
SK-20-543	207.00	221.00	14.00	1.36	22	1.65	21C	PHASE 2
SK-20-543	226.50	229.00	2.50	0.90	6	0.98	21C	PHASE 2
SK-20-544	183.00	186.50	3.50	7.94	5	8.01	21C	PHASE 2
SK-20-544	210.50	224.00	13.50	1.15	9	1.27	21C	PHASE 2
SK-20-545	180.00	188.33	8.33	3.38	5	3.44	21C	PHASE 2
SK-20-545	211.90	225.00	13.10	0.86	10	0.99	21C	PHASE 2
SK-20-545	231.50	233.80	2.30	0.90	5	0.97	21C	PHASE 2
SK-20-546	111.00	118.95	7.95	1.20	25	1.53	21B	PHASE 2
SK-20-546	124.35	125.60	1.25	1.46	20	1.73	21B	PHASE 2
SK-20-547	112.37	122.11	9.74	7.64	191	10.18	21B	PHASE 2
Including	114.25	115.00	0.75	6.70	429	12.42	21B	PHASE 2
and	118.39	118.97	0.58	17.95	1025	31.62	21B	PHASE 2
and	121.04	122.11	1.07	23.50	131	25.25	21B	PHASE 2
SK-20-548	104.50	112.56	8.06	1.41	52	2.10	21B	PHASE 2
Including	106.16	106.66	0.50	2.94	568	10.51	21B	PHASE 2
SK-20-549	104.50	108.41	3.91	2.71	28	3.08	21B	PHASE 2
SK-20-549	112.87	118.30	5.43	1.66	43	2.23	21B	PHASE 2
SK-20-550	107.00	109.00	2.00	0.39	44	0.98	21B	PHASE 2
SK-20-551	109.40	120.27	10.87	2.04	163	4.22	21B	PHASE 2
Including	110.25	110.75	0.50	5.82	2660	41.29	21B	PHASE 2
SK-20-552	101.00	116.85	15.85	1.60	120	3.19	21B	PHASE 2
SK-20-554	146.25	163.04	16.79	0.77	57	1.53	21C	PHASE 2
SK-20-554	193.50	197.00	3.50	1.82	7	1.91	21C	PHASE 2
SK-20-554	201.00	202.78	1.78	0.77	5	0.84	21C	PHASE 2
SK-20-555	148.80	153.95	5.15	0.70	10	0.83	21C	PHASE 2
SK-20-555	162.00	167.80	5.80	0.94	5	1.00	21C	PHASE 2
SK-20-555	195.25	209.20	13.95	3.09	16	3.30	21C	PHASE 2
SK-20-556	137.00	141.00	4.00	2.44	18	2.68	21B	PHASE 2
SK-20-556	145.70	172.00	26.30	2.77	23	3.08	21B	PHASE 2
Including	145.70	147.00	1.30	9.44	153	11.48	21B	PHASE 2
and	161.50	162.50	1.00	11.60	47	12.23	21B	PHASE 2
SK-20-557	133.19	146.00	12.81	0.81	41	1.36	21B	PHASE 2
SK-20-557	151.09	152.50	1.41	0.59	8	0.70	21B	PHASE 2
SK-20-557	158.63	185.00	26.37	1.60	23	1.90	21B	PHASE 2
SK-20-558	132.60	147.00	14.40	2.56	12	2.73	21B	PHASE 2
Including	134.16	134.72	0.56	19.20	44	19.79	21B	PHASE 2
and	134.72	135.28	0.56	15.55	7	15.64	21B	PHASE 2
SK-20-558	159.96	161.42	1.46	0.71	17	0.94	21B	PHASE 2
SK-20-558	172.00	186.00	14.00	0.90	6	0.98	21B	PHASE 2
SK-20-559	134.00	137.85	3.85	3.57	12	3.73	21B	PHASE 2
SK-20-559	142.00	145.00	3.00	2.02	50	2.68	21B	PHASE 2
SK-20-559	157.00	171.00	14.00	2.47	10	2.60	21B	PHASE 2
SK-20-560	133.56	140.80	7.24	0.81	109	2.26	21B	PHASE 2
Including	138.24	139.50	1.26	2.32	587	10.15	21B	PHASE 2
SK-20-560	153.50	155.00	1.50	0.63	5	0.70	21B	PHASE 2
SK-20-560	160.00	171.50	11.50	1.75	17	1.98	21B	PHASE 2
SK-20-560	185.00	189.00	4.00	4.40	60	5.20	21B	PHASE 2

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone	Phase
SK-20-562	137.50	141.92	4.42	2.05	30	2.44	21B	PHASE 2
SK-20-562	149.95	166.50	16.55	2.18	19	2.43	21B	PHASE 2
SK-20-563	137.57	140.18	2.61	4.13	689	13.32	21B	PHASE 2
Including	138.50	139.50	1.00	6.09	1745	29.36	21B	PHASE 2
SK-20-563	144.20	167.00	22.80	4.73	67	5.63	21B	PHASE 2
Including	144.20	145.27	1.07	22.40	286	26.21	21B	PHASE 2
and	145.27	146.25	0.98	23.20	918	35.44	21B	PHASE 2
and	146.25	147.25	1.00	12.05	84	13.17	21B	PHASE 2
SK-20-564	139.82	147.00	7.18	0.75	6	0.84	21B	PHASE 2
SK-20-564	154.50	165.00	10.50	2.29	10	2.43	21B	PHASE 2
SK-20-565	134.50	137.00	2.50	12.41	24	12.74	21B	PHASE 2
Including	136.08	137.00	0.92	27.50	10	27.63	21B	PHASE 2
SK-20-565	140.50	164.50	24.00	0.75	7	0.84	21B	PHASE 2
SK-20-565	169.00	185.50	16.50	2.19	10	2.33	21B	PHASE 2
Including	170.50	172.00	1.50	9.70	23	10.01	21B	PHASE 2
SK-20-566	136.50	138.49	1.99	1.06	17	1.29	21B	PHASE 2
SK-20-566	141.68	164.00	22.32	1.53	40	2.05	21B	PHASE 2
Including	141.68	142.40	0.72	1.24	863	12.75	21B	PHASE 2
SK-20-571	149.00	150.75	1.75	9.61	322	13.91	21C	PHASE 2
Including	149.94	150.75	0.81	14.40	549	21.72	21C	PHASE 2
SK-20-571	154.00	157.32	3.32	0.87	54	1.58	21C	PHASE 2
Including	168.15	169.00	0.85	7.01	2200	36.34	21C	PHASE 2
SK-20-573	158.60	165.00	6.40	2.57	7	2.67	21C	PHASE 2
SK-20-573	169.10	171.50	2.40	0.80	7	0.89	21C	PHASE 2
SK-20-573	194.00	198.50	4.50	1.40	7	1.49	21C	PHASE 2
SK-20-574	132.00	137.00	5.00	1.11	5	1.17	21C	PHASE 1
SK-20-574	151.43	155.00	3.57	1.17	5	1.23	21C	PHASE 1
SK-20-578	134.20	136.55	2.35	5.34	222	8.31	21C	PHASE 2
Including	134.20	134.70	0.50	5.86	916	18.07	21C	PHASE 2
SK-20-578	148.60	155.80	7.20	0.60	577	8.30	21C	PHASE 2
Including	152.00	153.00	1.00	0.82	908	12.93	21C	PHASE 2
and	154.00	155.00	1.00	0.52	864	12.04	21C	PHASE 2
and	155.00	155.80	0.80	1.03	953	13.74	21C	PHASE 2
SK-20-578	168.20	179.70	11.50	6.89	33	7.33	21C	PHASE 2
Including	168.20	169.00	0.80	8.64	138	10.48	21C	PHASE 2
and	175.00	176.50	1.50	9.88	9	10.00	21C	PHASE 2
SK-20-578	184.00	202.00	18.00	1.23	57	1.99	21C	PHASE 2
SK-20-579	126.55	129.70	3.15	2.75	558	10.19	21C	PHASE 2
Including	127.30	128.20	0.90	4.31	658	13.08	21C	PHASE 2
and	128.20	129.20	1.00	3.14	958	15.91	21C	PHASE 2
SK-20-579	141.40	191.00	49.60	7.17	146	9.12	21C	PHASE 2
Including	142.45	143.00	0.55	4.98	561	12.46	21C	PHASE 2
and	151.10	152.50	1.40	1.19	755	11.26	21C	PHASE 2
and	159.50	161.50	2.00	133.00	584	140.79	21C	PHASE 2
and	173.35	175.00	1.65	12.65	14	12.84	21C	PHASE 2
and	184.70	185.50	0.80	3.92	1770	27.52	21C	PHASE 2
SK-20-579	209.50	215.00	5.50	1.41	5	1.47	21C	PHASE 2
SK-20-582	128.21	132.00	3.79	0.93	22	1.23	21C	PHASE 2
SK-20-582	146.00	168.50	22.50	3.66	5	3.72	21C	PHASE 2
Including	156.50	158.00	1.50	14.25	<5	14.25	21C	PHASE 2
SK-20-582	180.50	185.00	4.50	1.86	5	1.92	21C	PHASE 2
SK-20-583	106.50	108.53	2.03	2.03	5	2.10	21B	PHASE 2
SK-20-583	112.05	119.50	7.45	0.59	72	1.56	21B	PHASE 2
SK-20-583	128.50	140.75	12.25	1.95	32	2.37	21B	PHASE 2

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone	Phase
Including	139.00	139.95	0.95	8.63	204	11.35	21B	PHASE 2
SK-20-584	108.69	130.80	22.11	5.69	151	7.70	21B	PHASE 2
Including	110.10	111.00	0.90	44.70	167	46.93	21B	PHASE 2
and	111.82	112.50	0.68	11.05	35	11.52	21B	PHASE 2
and	112.50	113.25	0.75	17.90	396	23.18	21B	PHASE 2
and	114.09	114.74	0.65	9.89	1310	27.36	21B	PHASE 2
and	126.62	127.68	1.06	23.00	309	27.12	21B	PHASE 2

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

Table 2: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-20-492	9,877.6	10,535.5	986.3	205.0	85.0	-79.1
SK-20-493	9,877.6	10,535.5	986.8	191.0	135.3	-85.2
SK-20-495	9,877.6	10,535.5	986.8	191.0	160.0	-79.4
SK-20-496	9,877.6	10,535.5	985.8	187.0	260.2	-88.3
SK-20-508	9,738.1	10,633.7	923.6	156.5	97.1	-85.7
SK-20-509	9,738.1	10,633.7	923.7	227.0	97.1	-81.0
SK-20-510	9,738.1	10,633.7	923.3	170.0	97.2	-76.5
SK-20-511	9,757.3	10,703.6	909.9	195.0	88.2	-63.1
SK-20-512	9,757.3	10,703.6	905.3	190.0	88.2	-58.7
SK-20-513	9,757.3	10,703.6	912.2	198.0	92.0	-69.1
SK-20-514	9,757.3	10,703.6	911.9	190.0	100.0	-62.0
SK-20-515	9,757.3	10,703.6	911.5	198.0	99.9	-70.8
SK-20-516	9,757.3	10,703.6	911.0	195.0	100.3	-74.7
SK-20-517	9,757.3	10,703.6	910.4	195.0	104.2	-68.3
SK-20-518	9,757.3	10,703.6	912.5	190.0	108.3	-65.0
SK-20-519	9,757.3	10,703.6	910.8	195.0	108.1	-73.4
SK-20-520	9,754.1	10,252.5	1,015.1	157.0	100.2	-70.0
SK-20-521	9,754.1	10,252.5	1,015.1	148.0	106.3	-78.0
SK-20-522	9,754.1	10,252.5	1,014.7	158.0	129.2	-62.1
SK-20-523	9,754.1	10,252.5	1,014.6	152.0	130.2	-67.0
SK-20-524	9,754.1	10,252.5	1,015.1	157.0	130.1	-73.2
SK-20-525	9,754.1	10,252.5	1,015.3	161.0	130.3	-78.9
SK-20-526	9,754.1	10,252.5	1,014.2	155.0	140.2	-64.0
SK-20-527	9,754.1	10,252.5	1,014.9	160.0	149.8	-80.4
SK-20-528	9,755.3	10,753.6	893.6	148.0	61.1	-73.1
SK-20-529	9,755.3	10,753.6	894.3	185.0	76.2	-67.0
SK-20-530	9,755.3	10,753.6	892.7	182.0	76.0	-70.1
SK-20-531	9,755.3	10,753.6	896.1	185.0	80.2	-62.0
SK-20-532	9,755.3	10,753.6	898.9	147.0	84.0	-80.2
SK-20-533	9,755.3	10,753.6	892.3	180.0	84.1	-74.0
SK-20-534	9,755.3	10,753.6	892.6	180.5	89.0	-65.0
SK-20-535	9,755.3	10,753.6	893.2	180.0	89.8	-70.5
SK-20-536	9,755.3	10,753.6	892.2	185.0	102.1	-74.1
SK-20-537	9,755.3	10,753.6	895.8	180.4	105.2	-69.0
SK-20-539	9,755.3	10,753.6	893.5	155.0	120.0	-78.7
SK-20-540	9,755.3	10,753.6	892.7	170.0	120.1	-74.9
SK-20-541	9,797.8	10,458.7	1,002.5	254.0	90.1	-88.1
SK-20-542	9,797.8	10,458.7	1,004.7	176.0	90.5	-83.8

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-20-543	9,797.8	10,458.7	1,005.3	245.0	173.4	-87.2
SK-20-544	9,797.8	10,458.7	1,005.3	245.0	173.4	-84.0
SK-20-545	9,797.8	10,458.7	1,005.3	242.0	173.2	-81.1
SK-20-546	9,838.8	10,794.7	902.5	125.6	43.2	-72.0
SK-20-547	9,838.8	10,794.7	904.2	125.0	43.0	-77.1
SK-20-548	9,838.8	10,794.7	904.9	123.0	45.0	-50.9
SK-20-549	9,838.8	10,794.7	905.9	120.5	50.0	-55.8
SK-20-550	9,838.8	10,794.7	903.1	120.0	57.6	-67.0
SK-20-551	9,838.8	10,794.7	903.7	121.0	57.9	-60.2
SK-20-552	9,838.8	10,794.7	905.7	121.0	61.0	-55.9
SK-20-554	9,809.4	10,565.9	959.4	210.5	140.3	-81.0
SK-20-555	9,809.4	10,565.9	959.8	226.0	159.0	-83.0
SK-20-556	9,866.5	10,440.1	1,012.3	176.0	115.0	-77.0
SK-20-557	9,866.5	10,440.1	1,011.8	190.0	115.3	-63.1
SK-20-558	9,866.5	10,440.1	1,011.7	195.0	120.3	-58.9
SK-20-559	9,866.5	10,440.1	1,010.7	171.0	120.1	-70.1
SK-20-560	9,866.5	10,440.1	1,010.3	193.0	125.1	-65.0
SK-20-562	9,866.5	10,440.1	1,010.9	171.0	135.8	-73.2
SK-20-563	9,866.5	10,440.1	1,010.7	180.0	136.1	-76.9
SK-20-564	9,866.5	10,440.1	1,010.3	175.0	136.2	-64.1
SK-20-565	9,866.5	10,440.1	1,010.7	190.0	136.3	-58.9
SK-20-566	9,866.5	10,440.1	1,011.2	175.0	145.1	-68.2
SK-20-571	9,740.2	10,301.5	1,014.2	169.0	345.0	-81.1
SK-20-573	9,809.4	10,565.9	958.1	210.0	115.9	-81.9
SK-20-574	9,755.3	10,753.6	892.6	155.0	120.2	-79.2
SK-20-578	9,761.4	10,289.0	1,019.2	220.0	180.1	-88.0
SK-20-579	9,761.4	10,289.0	1,019.5	215.0	180.1	-84.0
SK-20-582	9,755.3	10,753.6	891.9	185.0	111.9	-71.8
SK-20-583	9,886.9	10,361.8	1,013.5	149.0	102.0	-72.4
SK-20-584	9,886.9	10,361.8	1,013.5	135.0	150.0	-75.8

SKEENA RESOURCES

ESKAY CREEK PROJECT
DRILLHOLE LOCATION MAP
JANUARY 2021
SK-20-582
SK-20-574
SK-20-540
SK-20-539
SK-20-536
SK-20-537
SK-20-534
SK-20-535
SK-20-533
SK-20-532
SK-20-531
SK-20-530
SK-20-529
SK-20-528
SK-20-552
SK-20-551
SK-20-550
SK-20-549
SK-20-548
SK-20-547
SK-20-546
NEX ZONE
SK-20-519
SK-20-518
SK-20-517
SK-20-516
SK-20-515
SK-20-514
SK-20-513
SK-20-512
SK-20-511
SK-20-510
SK-20-509
SK-20-508
109 ZONE
SK-20-555
SK-20-554
SK-20-573
21E ZONE
SK-20-545
SK-20-544
SK-20-543
SK-20-542
SK-20-541
SK-20-496
SK-20-495
SK-20-492
SK-20-493
21C ZONE
SK-20-556
SK-20-557
SK-20-558
SK-20-559
SK-20-560
SK-20-563
SK-20-564
SK-20-562
SK-20-566
SK-20-565
SK-20-571
SK-20-579
SK-20-578
SK-20-584
SK-20-583
SK-20-522
21B ZONE
SK-20-525
SK-20-526
SK-20-521
SK-20-520
SK-20-524
SK-20-527
SK-20-523
SECTION 10270N
21A ZONE
22 ZONE
2019 AU-AG PEA RESOURCES
(PROJECTED TO SURFACE)
HISTORIC UNDERGROUND MINE DEVELOPMENT
400
0
400
800
1,200
1,600 Meters

Walt Coles Jr., President & CEO
Kelly Earle, Vice President Communications
EMAIL: kearle@skeenaresources.com

Suite 650, 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3
TEL 604 684 8725 | FAX 604 558 7695

TSX SKE
OTCQX: SKREF | FRA:RXFB
skeenaresources.com